SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date November 27, 2008______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

PO Box 48134, RPO Queensborough, New Westminster, British Columbia, Canada, V3M 0A7

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

1. Second Quarter Management Discussion and Analysis as at September 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Lorne Brown

Name: Lorne Brown

Title: Chief Financial Officer and Interim Chief Executive Officer

Date: November 26, 2008

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2008

Management`s Discussion and Analysis

This Management Discussion and Analysis (MD&A) has been prepared to provide a meaningful understanding of Biotech Holdings Ltd.`s ("the Company") operations, performance and financial condition for the 6 months ended September 30, 2008. The following should be read in conjunction with the Company`s unaudited interim consolidated financial statements as well and related notes therein that are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should also be read in conjunction with the Company`s audited financial statements dated March 31, 2008.

Forward-looking Information

This MD&A contains certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements.

Date

The date of this MD&A is November 25, 2008.

Discussion of Operations and Financial Condition

Operating Results

Revenues from the sale of Sucanon in the 6 months ended September 30, 2008 were $95,842 which resulted in a Gross Profit of $59,082. The revenues in the same 6 month period ended September 30, 2007 were $188,751 and the Gross Profit was $125,447. Management in Mexico attributes the reduction in sales to the downturn in the Mexican economy which had the highest inflation rate in three years. Higher food costs and more expensive fuel and public transport weighed on households. Management in Mexico has entered into negotiations with other distributors, retailers and government agencies to establish a larger customer base.

To assist the companies that have distribution agreements for Sucanon in other countries, the Company has continued to provide information to enable them in the registration process with the various governments.

Operating expenses totaled $579,786 (2007: $1,037,773) representing a decrease of $457,987 (44.1%) from the expenses incurred in the 6 months ended September 30, 2007.

Stock-based compensation decreased from $404,407 to $7,152 (a decrease of $397,255) due to the increase in the margin between the option price and the market price at the time of the option grant.

General, administrative and selling expenses decreased from $339,605 to $331,219 (a decrease of $8,386 or 2.4%). The main contributing factor to this decrease was a reduction in Communication, Travel and Promotion expenses.

Product marketing costs were significantly reduced from $104,481 to $37,941 in the comparative 6 month periods.

Interest expense increased from $79,621 to $116,045 (an increase of $36,424 45.7%) due to increased borrowings from related parties over the year.

The loss for the 6 months ended September 30, 2008 was $520,704 (2007: $912,326).

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2008

Management`s Discussion and Analysis

Liquidity and Capital Resources

The net loss for the 6 months was $520,704 (2007: $912,326). After adding back items not involving cash (including amortization, stock-based compensation and accrued interest due to related parties), and changes in non-cash operating working capital items, operations used a total of $349,321 (2007: $488,053) in cash during the six-months ended September 30, 2008.

Financing activities provided $337,329 (2007: $475,729) in cash flow due to increases in amounts due to related parties. There was no change in Share Capital in the six-months ended September 30, 2008.

Cash decreased $11,992 (2007: $12,324) in the six-month period. As at September 30, 2008, the working capital deficiency was $4,448,778 (September 30, 2007: $3,940,788).

The consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern.

The following factors, among others, raise substantial doubt about the Company`s ability to be able to continue as a going concern:

The Company has incurred recurring operating losses and has an accumulated deficit of $33,200,676 and a Shareholders` Deficiency of $4,576,188 at September 30, 2008.

In September, the Board of Directors initiated a process to evaluate alternatives as a result of the Company`s major shareholder and creditor informing the Board that they will no longer be available to fund the Company`s operations. The Board appointed Greg Rieveley and the two independent Directors, Johan de Rooy and Art Cowie to a Sub-Committee which is assisting with the review of alternatives for the Company`s future. This includes finding alternate sources of financing and the possible sale of the operating business. No decision has been made regarding any specific alternative and there can be no assurance that this process will lead to a refinancing or to any transaction.

The future of the Company and the realization of its asset values will depend upon the Company`s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management`s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company`s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

As September 30, 2008, the Company had cash and deposits totaling $2,862.

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2008

Management`s Discussion and Analysis

Quarterly Comparison

The following table highlights the Company`s quarterly results from operations for the current and last two fiscal years:
Quarter Ended	June 30, 08	Sept 30, 08	Dec 31, 08	Mar 31, 09	Total Year

Revenues	$ 58,215	$ 37,627			$ 95,842
Cost of Sales	24,947	11,813			36,760
Gross Profit	33,268	25,814			59,082
General, Administrative
and Selling Expenses	148,433	182,786			331,219
Amortization	2,780	2,781			5,561
Product Marketing Costs	14,017	23,924			37,941
Professional Fees	12,848	39,042			51,890
Interest Expense	55,352	60,693			116,045
Office rent, utilities & Maintenance	12,216	13,039			25,255
Stock-based compensation	2,443	4,709			7,152
Foreign Exchange	(4,859)	9,582			4,723
Total Operating Expenses	243,230	336,556			579,786
Loss from Operations	(209,962)	(310,742)			(520,704)
Profit (Loss) from Discontinued Operations	0	0			0
Loss for the period	$(209,962)	$(310,742)			$(520,704)
Outstanding Common Shares	92,238,112	92,238,112			92,238,112
Loss per share	(0.00)	(0.01)			(0.01)

Quarter Ended	June 30, 07	Sept 30, 07	Dec 31, 07	Mar 31, 08	Total Year

Revenues	$ 104,906	$ 83,845	$ 95,008	$ 86,660	$ 370,419
Cost of Sales	33,273	30,031	38,844	48,363	150,511
Gross Profit	71,633	53,814	56,164	38,297	219,908
General, Administrative
and Selling Expenses	161,985	177,620	153,243	226,107	718,955
Amortization	3,193	3,193	3,193	3,193	12,772
Product Marketing Costs	60,596	43,885	71,457	65,027	240,965
Professional Fees	226	56,445	1,055	11,186	68,912
Interest Expense	37,487	42,134	46,376	51,527	177,524
Office rent, utilities & Maintenance	10,105	10,576	12,391	11,762	44,834
Stock-based compensation	189,204	215,203	35,868	(88,598)	351,677
Foreign Exchange	16,252	9,669	10,325	(25,814)	10,432
Total Operating Expenses	479,048	558,725	333,908	254,390	1,626,071
Loss from Operations	(407,415)	(504,911)	(277,744)	(216,093)	(1,406,163)
Profit (Loss) from Discontinued Operations	0	0	0	0	0
Loss for the period	$ (407,415)	$ (504,911)	$ (277,744)	$ (216,093)	$(1,406,163)
Outstanding Common Shares	92,229,512	92,238,112	92,238,112	92,238,112	92,238,112
Loss per share	(0.01)	(0.01)	(0.00)	(0.00)	(0.02)

Quarter Ended	June 30, 06	Sept 30, 06	Dec 31, 06	Mar 31, 07	Total Year
Revenues	$ 48,621	$ 22,881	$ 127,194	$137,899	$ 336,595
Cost of Sales	23,897	19,586	28,653	39,612	111,748
Gross Profit	24,724	3,295	98,541	98,287	224,847
General, Administrative and Selling Expenses	126,114	160,805	146,977	198,067	631,963
Amortization	127,981	136,899	132,439	39,127	436,446
Product Marketing Costs	34,710	69,391	93,457	123,868	321,426
Professional Fees	14,767	45,626	143	52,264	112,800
Interest Expense	16,670	22,047	26,568	31,548	96,833
Office rent, utilities & Maintenance	15,084	17,117	15,003	15,293	62,497
Stock-based compensation	40,135	56,168	(30,338)	217,418	283,383
Foreign Exchange	5,854	23,204	(13,369)	(2,201)	13,488
Total Operating Expenses	381,315	531,257	370,880	675,384	1,958,836
Loss from Operations	(356,591)	(527,962)	(272,339)	(577,097)	(1,733,989)
Profit (Loss) from Discontinued Operations	0	0	0	199,094	199,094
Loss for the period	(356,591)	(527,962)	(272,339)	(378,003)	(1,534,895)
Outstanding Common Shares	92,229,512	92,229,512	92,229,512	92,229,512	92,229,512
Loss per share	(0.00)	(0.01)	(0.00)	(0.01)	(0.02)

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2008

Management`s Discussion and Analysis

Discussion on the Quarterly Comparison Chart

Revenues from the sale of Sucanon in the quarter ended September 30, 2008 were $37,627 which were $46,218 (55.1%) lower than the $83,845 Revenues for the same quarter in 2007.

Revenues in the quarter ended September 30, 2008 were the second lowest in the 10 quarters presented in the above table. Product Marketing expenditures have been reduced in the current fiscal year. Management in Mexico attributes the reduction in sales to the downturn in the Mexican economy which had the highest inflation rate in three years. Higher food costs and more expensive fuel and public transport weighed on households. Management in Mexico has entered into negotiations with other distributors, retailers and government agencies to establish a larger customer base.

To assist the companies that have distribution agreements for Sucanon in other countries, the Company has been providing information to enable them in the registration process with the various governments.

Operating expenses for the quarter ended September 30, 2008 totaled $336,556 which was considerably less than the $448,113 average quarterly expenses incurred over the last two fiscal years. The expense categories with significant changes over the quarter ended September 30, 2007 are discussed under the title "Operating Results" on page 1 of this MD&A.

Related party transactions

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties include:
	6 Months Ended	Quarter Ended
	Sept. 30, 2008	Sept. 30, 2008

Management fees paid and accrued to an officer	$ 72,000	$ 36,000
Salaries & Benefits	$ 89,890	$ 43,588
Interest accrued on Notes Payable to related parties	$ 113,728	$ 59,390
Services provided by Companies controlled by Insiders	$ 44,964	$ 22,913

Ongoing related party associations:

The Company has ongoing relationships with the following related parties. The following related parties are controlled by the Estate of Mr. Robert Rieveley and his widow, Cheryl Rieveley ("the Trust") these entities perform the following services to the Company and are party to the following agreements with the Company:

Secured Debt controlled by the Trust

The following notes bear interest at the rate of 8% per annum compounded annually and due on demand. They are collateralized by a General Security Agreement providing a charge over the assets of the Company:

September 30, 2008

R Rieveley & Associates	$ 2,559,788
Wenroth Limited ("Wenroth")	17,344
InReg Corporation ("InReg")	123,711
Allburg Holdings ("Allburg")	150,263

The General Security Agreements mentioned above have been registered with the Personal Property Security Registry in Victoria, B.C. Once the respective loans are paid in full the registration becomes null and void.

#20 Seabright Holdings Ltd. indirectly finances the Company as it owns the shares of Allburg, InReg, and Wenroth making it the Company`s largest creditor. Additionally, #20 Seabright Holdings Ltd. is a secured creditor of the Company through its ownership of Allburg, InReg and Wenroth. The terms and amounts due to Allburg, InReg and Wenroth are described above.

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2008

Management`s Discussion and Analysis

Related Party Transactions (continued)

Transactions with Secured Creditors

In addition to interest charged on the above-mentioned notes, the Company had the following transactions with the secured creditors:

Management Fees paid to R Rieveley and Associates in the 6 months ended September 30, 2008 amounted to $72,000. During the 6 months ended September 30, 2008, R Rieveley & Associates advanced $335,524 to the Company.

The Company owns 75% of Smith Rothe Pharmaceutical Inc. ("Smith Rothe"). Smith Rothe has been granted an exclusive license to sub-contract the manufacture and marketing of the Company`s Type II diabetes drug Sucanon make claims and to use all patent rights in countries outside Oriental Asia. The 25% non-controlling interest of Smith Rothe is held by Allburg and the 25% amount earned by the non-controlling interest will be reflected as single line items on both the Consolidated Balance Sheet and Consolidated Statements of Operations once marketing profits are realized.

Other companies controlled by the Trust

Notes payable to RCAR Investment Ltd., are unsecured, bear interest at the rate of 8% per annum compounded annually and due on demand. As of September 30, 2008 the Company owed RCAR $335,162.

Sucanon is manufactured on behalf of the Company by a private company controlled by The Trust. The manufacturing process is performed by employees of the Company. The private company transfers Sucanon to the Company at cost and receives no profit for this manufacturing operation. The Company uses this private company to maintain confidentiality regarding the manufacturing process for Sucanon. As of September 30, 2008, the Company owed the private company $7,231.

First Choice Communications provides the Company with office space and computer services. Expenses paid to this company for services in the 6 months ended September 30, 2008 were $27,593.

Penne Investments Services Inc. ("Penne") provides financing to the Company via loans. As of September 30, 2008 the Company had no amounts owing to Penne.

Outstanding Share Data

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest. On September 30, 2008 there were 92,238,112 common and 13,806,907 preferred shares issued and outstanding.

Stock Options

Stock Options Exercised in the Period

No stock options were exercised during the quarter ended September 30, 2008.

Stock Options Granted in the Period

In April, 2008, the Company announced that it had granted a total of 1,838,600 options allocated among officers, directors, employees and consultants. The granted options are divided among officers and directors (1,340,000), employees (360,000) and consultants (138,600). All of the options have an exercise price of $.10 per share, vest October 31, 2008 and expire March 31, 2010.

In July, 2008, the Company announced that it had granted a total of 1,225,000 replacement options for 1,432,400 options which had expired or been cancelled. The granted options are divided among officers and directors (990,000), employees (40,000) and consultants (195,000). All of the options have an exercise price of $.10 per share, vest December 11, 2008 and expire July 10, 2010

The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005.

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2008

Management`s Discussion and Analysis

Stock options outstanding as at September 30, 2008:

Outstanding Options
	Total	Directors
Exercise price and expiry date	Number	&	Employees	Consultants
	Outstanding	Officers

$0.10 USD Nov. 23, 2008	275,000		275,000
$0.11 Apr. 12, 2009	4,834,000	4,110,000	410,000	314,000
$0.10 Mar. 31, 2010	1,838,600	1,340,000	360,000	138,600
$0.10 Jul. 10, 2010	1,225,000	990,000	40,000	195,000

Outstanding as at September 30, 2008	8,172,600	6,440,000	1,085,000	647,600

A breakdown of outstanding options as at September 30, 2008 to Directors and Officers was as follows:
Grant Date	12-Apr-07	1-Apr-08	11-Jul-08	Total
Exercise Date	12-Oct-07	31-Oct-08	11-Dec-08
Expiry Date	12-Oct-09	31-Mar-10	10-Jul-10
Option Price	$0.11	$0.10	$0.10

Cheryl Rieveley, Director	340,000	120,000	160,000	620,000
Gale Belding, Director	430,000	120,000	70,000	620,000
Johan de Rooy, Director	360,000	120,000	140,000	620,000
Art Cowie, Director	150,000	420,000	50,000	620,000
The Estate of Robert Rieveley	2,660,000	500,000	340,000	3,500,000
Lorne Brown, CFO	170,000	60,000	230,000	460,000

Total	4,110,000	1,340,000	6,440,000	6,440,000

Private Placement and Warrants Granted and exercised in the period

No private placements or warrants were either granted or exercised during the 6 months ended September 30, 2008.

Outstanding Warrants to Purchase Common Shares as of September 30, 2008

No Warrants to purchase Common Shares were outstanding as at September 30, 2008.

Recent Developments

In April, 2008, the Company announced that it had granted a total of 1,838,600 options allocated among officers, directors, employees and consultants. The granted options are divided among officers and directors (1,340,000), employees (360,000) and consultants (138,600). All of the options have an exercise price of $.10 per share, vest October 31, 2008 and expire March 31, 2010.

In July, 2008, the Company announced that it had granted a total of 1,225,000 replacement options for 1,432,400 options which had expired or been cancelled. The granted options are divided among officers and directors (990,000), employees (40,000) and consultants (195,000). All of the options have an exercise price of $.10 per share, vest December 11, 2008 and expire July 10, 2010

In September, 2008, the Company announced that Mr. Rieveley, the Company`s founder and President and CEO, passed unexpectedly. Biotech`s Board of Directors appointed Lorne Brown, CFO Biotech Holdings Ltd., as interim CEO. As part of its ongoing governance practices, Biotech`s Board of Directors formed a Special Committee of independent Directors to identify and help the Board select a permanent President and CEO. Biotech`s Board of Directors recommended the nomination of Gregory Robert Rieveley to the board at the annual general meeting on September 26, 2008. Mr. Rieveley, a Chartered Accountant, is currently Vice-President Internal Audit and Business Development at Harry Winston Diamond Corporation.

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2008

Management`s Discussion and Analysis

Recent Developments (continued)

In September, the Company announced that the Board of Directors initiated a process to evaluate alternatives as a result of the Company`s major shareholder and creditor informing the Board that they will no longer be available to fund the Company`s operations. The Board appointed Greg Rieveley and the two independent Directors, Johan de Rooy and Art Cowie to a Sub-Committee which is assisting with the review of alternatives for the Company`s future. This includes finding alternate sources of financing and the possible sale of the operating business. No decision has been made regarding any specific alternative and there can be no assurance that this process will lead to a refinancing or to any transaction.

In November, 2008, the Company entered into a short-term demand loan agreement with a company owned by the Company`s Chairman ("the Lender"). The Lender agreed to provide, at their sole discretion, up to $150,000. The Company agreed to repay the demand loan from the proceeds received from the sale of certain used plant equipment it owns from discontinued operations or from funds it receives from the issuance of debt or equity. The loan bears interest at 8% per annum payable monthly. As of November 25, 2008, the Company has drawn $30,000 of these funds.

Other MD&A Requirements

Directors as at September 30, 2008:

Gale V. Belding

Art Cowie (1)

Johan de Rooy, FCA(1)

Cheryl Rieveley

Gregory Rieveley, Chairman

(1)Independent Director and member of the Audit Committee

Officers as at September 30, 2008:

Lorne D. Brown, Interim Chief Executive Officer and Chief Financial Officer

Additional Information

Additional information relating to the Company may be obtained from the System for Electronic Document Analysis and Retrieval ("SEDAR"), which may be accessed at www.sedar.com.